

Mail Stop 3720

November 21, 2006

John X. Adiletta
Chief Executive Officer
Somerset International Group, Inc.
90 Washington Valley Rd.
Bedminster, NJ 07921

> **Re:** **Somerset International Group, Inc.**
> **Form SB-2**
> **Filed October 26, 2006**
> **File No. 333-138224**

Dear Mr. Adiletta:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Given the nature and size of the transaction being registered for resale by Dutchess Private Equities Fund, LP, (e.g., you are registering greater than 2.8 times the number of shares currently issued and outstanding), advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

2. Please update your financial statements when you revise your registration statement.

The Offering, page 2

3.   Please disclose that the number of shares included in the registration statement is "_"% of the total common stock outstanding.

4.   Whenever the selling stockholder sells shares issued under the equity line, the company will have received proceeds when it puts shares to the selling stockholder. Therefore, revise your references to "use of proceeds" here and elsewhere in the prospectus to focus the discussion on the company's expected use of proceeds from the equity line.

Transaction with Dutchess Private Equities Fund, LLP, page 12

5.   Your reference to $100,000 here is inconsistent with the dollar amount to which Somerset is entitled under the Investment Agreement ($250,000). See Section 2(B)(I) of the Investment Agreement, filed as Exhibit 10.17. Please revise to reconcile this discrepancy and make the disclosure consistent throughout the prospectus.

Plan of Distribution, page 13

6.   Revise your discussion of Regulation M to more specifically identify the restrictions that will be applicable to the company and Dutchess Private Equities during the distribution period. Revise to identify the prohibited activities, disclose, if known, the anticipated length of the distribution period, and confirm that Dutchess Private Equities and the company are both aware of and plan to comply with the restrictions under Regulation M.

7.   Indicate whether Dutchess Private Equities intends to immediately sell the securities received in connection with the equity line. Discuss whether Dutchess Private Equities intends on entering into any sale or derivative transactions involving the company's stock following a notice of a put.

Legal Opinion

8.   Please note that the legal opinion issued by Anslow & Jaclin LLP does not give any legal opinion with respect to the shares to be issued in connection with the offering. Please re-file an opinion of counsel that the 20 million shares included in the registration will be, when issued, legally issued, fully paid, and non-assessable.

*   *   *   *

As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Derek Swanson, Staff Attorney, at (202)551-3366 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
Via Facsimile (732) 577-1188